                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                                  UNOVA, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                   91529B106
        _______________________________________________________________
                                (CUSIP Number)

Scott Renwick                                           One East Wacker Drive
(312) 661-4520                                          Chicago, Illinois 60601
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 31, 1997
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        Continued on following pages(s)

                              Page 1 of 11 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 91529B106                                      PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Unitrin, Inc.
      95-4255452
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      See Item 3.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          12,657,764
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          12,657,764
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      12,657,764
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC,CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 91529B106                                      PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Trinity Universal Insurance Company
      75-0620550
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      See Item 3.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             7,206,776
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          7,206,776
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      7,206,776
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IC,CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 91529B106                                      PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      United Insurance Company of America
      36-1896670

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      See Item 3.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          5,450,988
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          5,450,988
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,450,988
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IC, CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 91529B106                                           Page 5 of 11 Pages


Item 1.  Security and Issuer

     Common stock, $.01 par value, of UNOVA, Inc., 360 N. Crescent Drive, Beverly Hills, California ("UNOVA").

Item 2.  Identity and Background

     The persons filing this Schedule 13D are:

     (1) Unitrin, Inc., One East Wacker Drive, Chicago, Illinois 60601 ("Unitrin"), a Delaware corporation whose principal activity is holding the stock of insurance and consumer finance subsidiaries.

          For additional information concerning the directors and executive officers of Unitrin, see Exhibit A.

     (2) Trinity Universal Insurance Company, 10000 North Central Expressway, Dallas, Texas, 75231 ("Trinity"), a Texas corporation primarily engaged in the business of underwriting property and casualty insurance. Trinity is a wholly owned subsidiary of Unitrin.

          For additional information concerning the directors and executive officers of Trinity, see Exhibit B.

     (3) United Insurance Company of America, One East Wacker Drive, Chicago, Illinois, 60601 ("United"), an Illinois corporation primarily engaged in the business of writing life and health insurance. United is a wholly owned subsidiary of Unitrin.

          For additional information concerning the directors and executive officers of United, see Exhibit C.

     No filing person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years; nor, to the best knowledge and belief of the filing persons, has anyone listed in the attached exhibits been convicted in any such proceedings.

     No filing person, and to the best knowledge and belief of the filing persons, no person listed on the attached exhibits, was a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 91529B106                                           Page 6 of 11 Pages

Item 3.  Source and Amount of Funds or Other Consideration

     Trinity and United are shareholders of Western Atlas Inc. ("Western Atlas"). On October 31, 1997, Western Atlas divested itself of its wholly-owned subsidiary, UNOVA, by means of a pro rata spin-off in which each shareholder of Western Atlas was distributed one share of UNOVA common stock for each share of Western Atlas common stock held on October 24, 1997, the record date for the spin-off. As a result, Trinity and United received the same number of shares of UNOVA as they hold in Western Atlas. No consideration was paid by Trinity or United for the UNOVA shares reported hereby.

Item 4.  Purpose of Transaction

     The filing persons have no plans or proposals which relate to Items 4(a) through 4(j) of Schedule 13D. Future investment considerations by the filing persons might or might not result in the acquisition of additional securities of UNOVA or the disposition of securities of UNOVA.

Item 5.  Interest in Securities of the Issuer

     (a) The aggregate numbers and percentages of the shares of UNOVA common stock beneficially owned by Trinity and United are set forth in the cover pages to this Schedule 13D. As their parent company, Unitrin may also be deemed to be a beneficial owner of such shares, and the number and percentage of UNOVA common stock with respect to Unitrin are also set forth in the cover page.

     (b) Trinity and United each share with Unitrin voting and dispositive powers over the shares reported by them, respectively.

     (c) Except for the acquisition of the UNOVA common stock pursuant to the spin-off described in Item 3 above, the filing companies have had no transactions in the common stock of UNOVA.

     (d) No person, other than the filing persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the security listed on the cover page.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

     See Item 5 above.

CUSIP NO. 91529B106                                           Page 7 of 11 Pages


Item 7.  Material to be Filed as Exhibits

     The following documents are attached as exhibits to this Schedule 13D:

     Exhibit A  Unitrin, Inc. Directors and Officers
     Exhibit B Trinity Universal Insurance Company Directors and Officers Exhibit C United Insurance Company of America Directors and Officers Exhibit D Joint Filing Agreement between Unitrin, Inc., Trinity Universal
                Insurance Company and United Insurance Company of America dated November 3, 1997

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  November 3, 1997                       UNITRIN, INC.


                                              By:  /s/ Scott Renwick
                                                   -----------------
                                                   Scott Renwick
                                                   Secretary

CUSIP No. 91529B106                                           Page 8 of 11 Pages


                                                                       Exhibit A

                                 UNITRIN, INC.

--------------------------------------------------------------------------------------------
               NAME                  BUSINESS                  POSITION WITH UNITRIN
      (All are U.S. Citizens)        ADDRESS           (Principal Occupation, if different,
                                                              presented in footnotes)
--------------------------------------------------------------------------------------------
James E. Annable                       (2)             Director
--------------------------------------------------------------------------------------------
David F. Bengston (9)                  (1)             Vice President
--------------------------------------------------------------------------------------------
James W. Burkett (9)                   (8)             Vice President
--------------------------------------------------------------------------------------------
Eric J. Draut (9)                      (1)             Vice President, Treasurer & Chief
                                                       Financial Officer
--------------------------------------------------------------------------------------------
Reuben L. Hedlund                      (3)             Director
--------------------------------------------------------------------------------------------
Jerrold V. Jerome (9)                  (1)             Director and Chairman of the Board
--------------------------------------------------------------------------------------------
William E. Johnston, Jr.               (4)             Director
--------------------------------------------------------------------------------------------
Thomas H. Maloney (9)                  (1)             Vice President & General Counsel
--------------------------------------------------------------------------------------------
Scott Renwick                          (1)             Secretary
--------------------------------------------------------------------------------------------
George A. Roberts                      (5)             Director
--------------------------------------------------------------------------------------------
Fayez S. Sarofim                       (6)             Director
--------------------------------------------------------------------------------------------
Henry E. Singleton                     (7)             Director
--------------------------------------------------------------------------------------------
Richard C. Vie (9)                     (1)             Director, President & Chief
                                                       Executive Officer
--------------------------------------------------------------------------------------------

(1)  One East Wacker Drive, Chicago, Illinois 60601.
(2) Mr. Annable is Senior Vice President of First Chicago Corporation, One First National Plaza, Suite 0476, Chicago, Illinois 60670.
(3) Mr. Hedlund is an attorney and partner with the law firm of Hedlund, Hanley & John, Sears Tower, Suite 5700, Chicago, Illinois 60606.
(4) Mr. Johnston is President and Chief Operating Officer of Morton International, Inc., 100 North Riverside Plaza, Chicago, Illinois 60606.
(5) Dr. Roberts is a retired executive. 10000 North Central Expressway, Dallas, Texas 75321.
(6) Mr. Sarofim is the Chairman of the Board and President of Fayez Sarofim & Co., a registered investment advisor, Two Houston Center, Suite 2907, Houston, Texas 77010.
(7) Dr. Singleton is a rancher and investor. 334 N. Maple Drive, Suite 177, Beverly Hills, California 90210.
(8) Mr. Burkett is President and Chairman of the Board of Trinity Universal Insurance Company, 10000 North Central Expressway, Dallas, Texas 75231.
(9)  See also, Exhibits B and/or C filed herewith.

November 3, 1997

                                                              Page 9 of 11 Pages

                                                                       Exhibit B

                      TRINITY UNIVERAL INSURANCE COMPANY

               NAME                  BUSINESS                  POSITION WITH TRINITY
      (All are U.S. Citizens)        ADDRESS           (Principal Occupation, if different,
                                                              presented in footnotes)
--------------------------------------------------------------------------------------------
David F. Bengston (3)                  (1)             Director
--------------------------------------------------------------------------------------------
Robert F. Buehler                      (2)             Vice President & Treasurer
--------------------------------------------------------------------------------------------
James W. Burkett (3)                   (2)             Director, Chairman of the Board &
                                                       President
--------------------------------------------------------------------------------------------
Donald C. Crutchfield                  (2)             Vice President
--------------------------------------------------------------------------------------------
Eric J. Draut (3)                      (1)             Director
--------------------------------------------------------------------------------------------
David B. Durham                        (2)             Vice President
--------------------------------------------------------------------------------------------
Judith E. Fagan                        (2)             Director, Senior Vice President &
                                                       Corporate Secretary
--------------------------------------------------------------------------------------------
Dennis O. Halsey                       (2)             Vice President
--------------------------------------------------------------------------------------------
Jerrold V. Jerome (3)                  (1)             Director
--------------------------------------------------------------------------------------------
Dorothy A. Langley                     (2)             Vice President & Corporate Counsel
--------------------------------------------------------------------------------------------
Thomas H. Maloney (3)                  (1)             Director
--------------------------------------------------------------------------------------------
James R. McLane                        (2)             Senior Vice President
--------------------------------------------------------------------------------------------
Richard C. Vie (3)                     (1)             Director
--------------------------------------------------------------------------------------------

(1)  One East Wacker Drive, Chicago, Illinois 60601.
(2) Trinity Universal Insurance Company, 10000 North Central Expressway, Dallas, Texas 75231.
(3)  See also, Exhibits A and/or C, filed herewith.


November 3, 1997

CUSIP No. 91529B106                                          Page 10 of 11 Pages
                                                                                   Exhibit C

                              UNITED INSURANCE COMPANY OF AMERICA

--------------------------------------------------------------------------------------------
               NAME                      BUSINESS             POSITION WITH UNITED
      (All are U.S. Citizens)             ADDRESS      (Principal Occupation, if different,
                                                              presented in footnotes)
--------------------------------------------------------------------------------------------
David F. Bengston (3)                       (1)         Director
--------------------------------------------------------------------------------------------
Eric J. Draut (3)                           (1)         Director
--------------------------------------------------------------------------------------------
Patricia G. Grider                          (1)         Senior Vice President
--------------------------------------------------------------------------------------------
David A. Jeggle                             (1)         Vice President & Actuary
--------------------------------------------------------------------------------------------
Jerrold V. Jerome (3)                       (1)         Director
--------------------------------------------------------------------------------------------
Thomas D. Myers                             (1)         Treasurer
--------------------------------------------------------------------------------------------
Robert J. Schleyer                          (1)         Director, Senior Vice President
--------------------------------------------------------------------------------------------
Michael H. Sims                             (1)         Vice President, General Counsel &
                                                        Secretary
--------------------------------------------------------------------------------------------
Donald G. Southwell                         (1)         Director, Chairman of the Board &
                                                        President
--------------------------------------------------------------------------------------------
Richard C. Vie (3)                          (1)         Director
--------------------------------------------------------------------------------------------
Charles L. Wood                             (2)         Vice President
--------------------------------------------------------------------------------------------

(1)  One East Wacker Drive, Chicago, Illinois 60601.
(2) United Insurance Company of America- Worksite Products Division, 20931 Burbank Blvd., Woodland Hills, California 91367.
(3)  See also, Exhibits A and/or B, filed herewith.

November 3, 1997

CUSIP No. 91529B106                                          Page 11 of 11 Pages

                                                                       Exhibit D

                                   AGREEMENT

UNITRIN, INC., TRINITY UNIVERSAL INSURANCE COMPANY and UNITED INSURANCE COMPANY OF AMERICA by their undersigned officers hereby agree that UNITRIN, INC. shall file a joint statement on behalf of all such companies whenever any or all are required by Section 13(d) of the Securities Exchange Act of 1934, and the regulations issued pursuant thereto, to file any statement concerning the ownership of stock issued by UNOVA, INC.

Date:  November 3, 1997

                                        UNITRIN, INC.

                                        By: /s/ Scott Renwick
                                            ------------------
                                            Scott Renwick
                                            Secretary


                                        TRINITY UNIVERSAL INSURANCE COMPANY

                                        By: /s/ Thomas H. Maloney
                                            ---------------------
                                            Thomas H. Maloney
                                            Assistant Vice President


                                        UNITED INSURANCE COMPANY OF AMERICA

                                        By: /s/ Donald G. Southwell
                                            -----------------------
                                            Donald G. Southwell
                                            President